FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

Organigram Holdings Inc. (the "Company")
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

April 30, 2021

Item Three - News Release

The news release reporting the material change described in this report was issued in Moncton, New Brunswick on May 3, 2021 (the "News Release").

The News Release was distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR. The News Release is attached hereto as Schedule "A" and incorporated by reference herein.

Item Four - Summary of Material Change

On May 3, 2021, the Company announced that Greg Engel was stepping away from his role as CEO and as a director of the Company effective immediately. Peter Amirault, current Board chairman, was appointed by the Board to serve as executive chair on an interim basis until a new permanent CEO is appointed.  During this period, Geoff Machum, chair of the Board's Governance and Nominating Committee, will serve as the independent lead director.

Item Five - Full Description of Material Change

For a full description of the material change, please see the News Release attached hereto as Schedule "A" which News Release forms an integral part of this material change report.

Item Six - Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Derrick West, Chief Financial Officer (855) 961-9420

Item Nine - Date of Report

May 7, 2021

Forward-looking Information

This report contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, and include statements regarding the search process and anticipated skill set for a permanent CEO. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Such risks include the risk that Organigram may not be able to identify or attract candidates having the desired skill set as permanent CEO on a timely basis or at all, and the factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

SCHEDULE "A"

Organigram CEO steps away from role, will continue to act as a special advisor to the Board of Directors; interim leadership appointed

MONCTON, New Brunswick, May 3, 2021 - The Board of Directors (the "Board") of Organigram Holdings Inc. ("Organigram" or the "Company") (TSX: OGI) (NASDAQ: OGI) has confirmed that Greg Engel is stepping away from his role as CEO effective today, however he will continue to act as a special advisor to the Board through a transition period. The Board is grateful for the contributions Greg has made since joining the Company in 2017.

Peter Amirault, current Board chairman, has been appointed by the Board to serve as executive chair on an interim basis, to oversee day-to-day management of the Company until a new permanent CEO is appointed.  During this period, Geoff Machum, chair of the Board's Governance and Nominating Committee, will serve as the independent lead director.

"Greg has brought innovative leadership as the Company created new structures around operations and increased capacity to serve the growing marketplace, while ensuring our successful launch into the adult recreational cannabis space and bringing leading innovative new platforms and edible products to the marketplace," said Mr. Machum. "Greg has also helped guide the Company during a global pandemic and through period of significant change within our sector, one in which he is a recognized leader. We are pleased that he will continue to serve as special advisor to the Board through this period of transition," stated Machum.

"We are equally pleased that Peter Amirault will be leading Organigram as executive chair, while we begin a search process for a permanent CEO," said Machum. "Peter has served as chair since 2017 and has deep senior and executive leadership experience in consumer packaged goods (https://www.organigram.ca/about#board-of-directors) and during his tenure he has demonstrated strong governance leadership skills and excellent business acumen."

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and Toronto Stock Exchange listed company whose wholly owned subsidiaries include: Organigram Inc.,  a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o' Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick, with another leased manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, and include statements regarding the search process and anticipated skill set for a permanent CEO. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Such risks include the risk that Organigram may not be able to identify or attract candidates having the desired skill set as permanent CEO on a timely basis or at all, and the factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For enquiries, please contact:

Amy Schwalm, Vice President, Investor Relations

amy.schwalm@organigram.ca

(416) 704-9057